SAMSON OIL & GAS SHARE PURCHASE PLAN ALLOTMENT AND PLACEMENT

Denver 1800 hours July 8, 2010. Perth 0800 hours, July 9, 2010

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) today confirmed that, in response to its Share Purchase Plan and associated placement, it received applications to purchase 286 million ordinary shares, or 14.3 million ADSs, representing tendered funds of approximately A$9.8 million or US$8.2 million.

In light of the amount of funds subscribed and the cash requirements of the Company, Samson’s Board of Directors  has determined to accept only 75% of the amounts tendered by shareholders, or approximately US$6.2 million, As a result, each shareholder who submitted an application will receive 75% of the allocation requested.

To ensure that Samson's near term program can be executed and funded without undue delays and without reliance on the recently announced acreage sale, the Directors have agreed to accept US$6.2m of the US$8.2m subscribed funds. Whilst the board has no reason to expect that the recently announced asset sale will not be completed as expected on 26th July 2010, it wished to ensure that it had the necessary funds needed to meet its exploration and drilling program and to cover its working capital needs over the near term without having to rely on these anticipated sale proceeds. The majority of the funds to be accepted under the SPP together with Samson's existing financial resources will be used to cover, inter alia, the following:

1. Samson's share of the cost of three further horizontal wells in the North Stockyard Oilfield at an estimated cost of US$6m.
2. The cost of the Diamondback exploratory well in the onshore Texas Gulf Coast Basin, estimated at US$1.2m
3. Scheduled debt repayment of US$1.8m
4. A potential new land acquisition for approximately US$1m, and
5. General working capital.

As an adjunct to the Share Purchase Plan, Samson had agreed with its Broker to place a maximum of A$6.2 million, of which A$4.2 million had been placed on May 7th, 2010. The balance of A$2.0 million was originally underwritten by the Broker, but this underwriting was withdrawn on June 9th as a result of Samson’s share price on the ASX falling below the offer price during the currency of the offer. In an effort to replace a portion of the withdrawn A$2.0 million underwriting, Samson received an offer of A$400,000 from some existing U.S. shareholders on the previously underwritten terms on June 11th. When the U.S. prospectus for that offer was filed on June 22nd, Samson and the U.S. shareholders finally agreed to the terms of the offer.  In light of the events that occurred shortly after that agreement, however, including the announcement of the Goshen County sales agreement, the resulting increase in the share price and the Board decision to cut back the Share Purchase Plan, Samson and the shareholders have agreed to scale back the U.S. placement by 25%, to A$300,000, in order to be treated the same as the participants in the SPP.

Allotment of both the SPP and the Placement shares is expected to occur on July 9th and refund checks for oversubscriptions will be mailed to shareholders during the week of July 12th. US subscribers are expected to receive their ADS’s during the week of July 12th.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,440 million ordinary shares issued and outstanding, which would be the equivalent of 72 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$0.86 per ADS on July 8, 2010 the company has a current market capitalization of approximately US$61.92 million.  Correspondingly, based on the ASX closing price of A$0.05 on July 8, 2010, the company has a current market capitalization of A$72.0 million.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED
For further information please contact, Terry Barr, CEO on
303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made in this press release or related announcements that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”  For example, the currently planned expenditures on exploration and acquisition activities may vary markedly from those described herein, depending on a number of factors, and there can be no assurance that the Goshen County sales agreement will in fact close on July 26, 2010.

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at .sec.gov/edgar/searchedgar/webusers.htm.